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                                        SEC FILE NUMBER 0-20975
                                        CUSIP NUMBER 88033R 20 5
                                        ------------------------------


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                                              Commission File Number 0-20975

                           NOTIFICATION OF LATE FILING

(Check One):  [ ] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [X] Form 10-Q
[ ] Form N-SAR  [ ] Form N-CSR

For Period Ended:          MARCH 31, 2003
                           --------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:
                                ----------------------------


READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT
OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I

                             REGISTRANT INFORMATION

 Tengasco, Inc.
------------------------------------------------------
 Full name of registrant


------------------------------------------------------
 Former name if applicable


 603 MAIN AVENUE
------------------------------------------------------
 Address of principal executive office (STREET AND NUMBER)


 KNOXVILLE, TN 37902
------------------------------------------------------
 City, state and zip code



                                     PART II

                             RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion

[x] thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

         Registrant is unable to complete its financial statements in time to meet the May 15, 2003 filing date. The delay in completing the statements has been the result of resolving certain issues in the statements relating to the Registrant's primary lender, Bank One, N.A.

                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

KENNETH N. MILLER          (212) 944-2200
-----------------          -----------------------------------------------------
    (Name)                        (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [x] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                  The Company recognized $1,923,915 in oil and gas revenues during the first quarter of 2003 compared to revenues of $1,175,444 in the first quarter of 2002. The increase in revenues was due to an increase in the price of oil and gas. Oil prices averaged $31.53 per barrel in 2003 as compared to$19.12 in 2002. Gas prices averaged $6.41 per Mcf in 2003 as compared to $2.33 for 2002. Although revenues increased, the Company's Swan Creek Field in Tennessee produced 111,667 Mcf of gas in the first quarter of 2003 as compared to 215,633 Mcf of gas in the first quarter of 2002. This decrease was due to natural declines in production which could not be offset as the Company did not have the funds to continue drilling new wells due to its dispute with its primary lender, Bank One, N.A.

                  The Company realized a net loss attributable to common shareholders of $416,357 ($0.04) per share of common stock) during the first quarter of 2003 compared to a net loss in the first quarter of 2002 to common shareholders of $980,326 ($0.09 per share of common stock).

                  The Company's EBITDA (earnings before income taxes depreciation and amortization) was positive by $322,796 in the first quarter of 2003 as compared to a negative $380,520 in 2002.

                  Production costs and taxes in the first quarter of 2003 of $769,902 were consistent with production costs and taxes of $723,799 in the first quarter of 2002.

                Depreciation, depletion, and amortization expense for the first quarter of 2003 was $604,958 compared to $487,348 in the first quarter of 2002. The December 31, 2002, Ryder Scott reserve reports were used as a basis for the 2003 estimate. The Company reviews its depletion analysis and industry oil and gas prices on a quarterly basis to ensure that the depletion estimate is reasonable. The depletion taken in the first quarter of 2003 was $350,000 as compared to $250,000 in the first quarter of 2002. The Company also amortized $51,211 of loan fees relating to the Bank One note and convertible notes.

                During the first quarter of 2003 the Company reduced its general and administrative costs significantly ($128,893) from 2002. Management has made an effort to control costs in every aspect of its operations. Some of these cost reductions included the closing of the Company's New York office and a reduction in personnel from 2002 levels.

                Professional fees have increased dramatically primarily due to costs incurred for legal and accounting services as a result of the Bank One lawsuit.

                Dividends on preferred stock have increased from $112,458 in 2002 to $134,195 in 2003 as a result of the increase in the amount of preferred stock outstanding from new private placements occurring during the second quarter of 2002.


          TENGASCO, INC.
          ------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2003                            By: /s/Richard T. Williams
                                                 --------------------------

                                                     Richard T. Williams
                                                     Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

   Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.